EXHIBIT 99.6
                                                                   ------------



          CERTIFICATION REQUIRED BY RULE 13A-14(B) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE, AS ADOPTED
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the annual report of ARC Energy Trust ("ARC") on Form 40-F for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John P. Dielwart, President and Chief Executive Officer of ARC, certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ARC.



/s/ John P. Dielwart
---------------------------------
Name:  John P. Dielwart
Title: President and Chief Executive Officer


March 28, 2007